NACCARATO and ASSOCIATES

 Owen Naccarato, Esq.

1100 Quail Street, Suite 100

Newport Beach, CA 92660

Office: (949) 851-9261 Facsimile: (949) 851-9262

Date: April 29, 2014

Ms. Myra Moosariparambil, CPA

Division of Corporate Finance

US Securities Exchange Commission

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Tel: (202) 551-3796

Fax: (202) 772-9237

Re:      Gala Global Inc.

            Form 10-K for the Fiscal Year Ended November 30, 2013

            Filed April 18, 2014

            File No. 333-172744

Dear Ms. Moosariparambil

The following contains our response to your comment letter dated April 28, 2014.

1)                  We note that you did not provide management’s annual report on internal controls over financial reporting as of November 30, 2013. Please amend the Form 10-K to provide this report to comply with Item 308(a) of Regulation S-K. Given the omission of this disclosure, it also appears evident that your disclosure controls and procedures were not effective. Please include in the amended Form 10-K a revised conclusion regarding the effectiveness of disclosure controls and procedures as of November 30, 2013 or tell us in a separate response why the existing conclusion is appropriate.

Response:  Please see the revised language.  An Amended Form 10-K was filed with the revised language.

ITEM 9A.       Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. Our Chief Executive Officer and Principal Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"), were unable to conclude that as of the Evaluation Date, our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

(b) Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting during our most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Internal Controls

Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity's disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework").

A material weakness is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management concluded we have a material weakness due to lack of segregation of duties. Our size has prevented us from being able to employ sufficient resources to enable us to have an adequate level of supervision and segregation of duties within our internal control system. There is mainly one person involved in processing of transactions. Therefore, it is difficult to effectively segregate accounting duties.   We have hired an additional administrative person and retained an outside professional firm to assist in the separation of duties on an ongoing basis.  The use of the outside firm has proven successful in assisting in the separation of duties.  However, additional people are not needed to do the administrative work therefore segregation of duties will continue to be an ongoing weakness.

Based on this evaluation and because of the material weaknesses, management has concluded that our internal control over financial reporting was not effective as of November 30, 2013.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management's report on internal control in this annual report.

In response to these comments, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Owen Naccarato

Outside counsel

for Gala Global Inc.